Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Thirty-Six Weeks Ended
	May 4, 2013	May 5, 2012
Earnings:
Income before income taxes	$1,012,359	$951,075
Fixed charges	178,281	168,716
Less: Capitalized interest	(810)	(668)

Adjusted earnings	$1,189,830	$1,119,123

Fixed charges:
Gross interest expense	$120,573	$114,008
Amortization of debt expense	5,857	5,426
Interest portion of rent expense	51,851	49,282

Fixed charges	$178,281	$168,716

Ratio of earnings to fixed charges	6.7	6.6

	Fiscal Year Ended August
	2012 (52 weeks)	2011 (52 weeks)	2010 (52 weeks)	2009 (52 weeks)	2008 (53 weeks)

Earnings:
Income before income taxes	$1,452,986	$1,324,246	$1,160,505	$1,033,746	$1,007,389
Fixed charges	250,056	240,329	223,608	204,017	173,311
Less: Capitalized interest	(1,245)	(1,059)	(1,093)	(1,301)	(1,313)

Adjusted earnings	$1,701,797	$1,563,516	$1,383,020	$1,236,462	$1,179,387

Fixed charges:
Gross interest expense	$170,481	$164,712	$156,135	$143,860	$120,006
Amortization of debt expense	8,066	8,962	6,495	3,644	1,837
Interest portion of rent expense	71,509	66,655	60,978	56,513	51,468

Fixed charges	$250,056	$240,329	$223,608	$204,017	$173,311

Ratio of earnings to fixed charges	6.8	6.5	6.2	6.1	6.8